Exhibit 12

bcfw

exhibit 12 - ratio of earnings to fixed charges footnote

(amounts in thousands)

			Fiscal Year Ended				Fiscal Year Ended					Fiscal Year Ended
	2002	2003	2004	2005	29-Jun-05 to April 12, 2006	13-Apr-06 to June 3, 2006	2007	2008		2009	8 months ended January 30, 2010	2010	2011	2012
Earnings:
Income (Loss) before Provision for Income Taxes	$114,809	$113,332	$114,980	$172,251	$150,944	$(36,982)	$(72,624)	$(73,794)	$—	$(338,572)	$30,223	$53,128	$(10,420)	$29,165
Plus: Fixed Charges	$35,481	$39,371	$44,445	$47,775	$42,045	$29,223	$189,226	$183,063	$—	$159,242	$106,766	$130,026	$161,035	$142,014

	$150,290	$152,703	$159,425	$220,026	$192,989	$(7,759)	$116,602	$109,269	$—	$(179,330)	$136,989	$183,154	$150,615	$171,179

Fixed Charges:
Gross Interest Expense	$965	$2,779	$5,863	$7,132	$4,609	$18,093	$134,313	$122,684	$—	$92,557	$59,547	$99,309	$129,252	$114,037
Amortization of Deferred Debt Charges	$31	$31	$75	$98	$495	$5,283	$10,250	$10,310	$—	$10,335	$8,238	$12,346	$11,904	$5,805
Estimate of Interest Expense Within Operating Leases	$34,486	$36,561	$38,507	$40,546	$36,941	$5,847	$44,663	$50,069	$—	$56,350	$38,981	$18,371	$19,879	$22,172

	$35,481	$39,371	$44,445	$47,775	$42,045	$29,223	$189,226	$183,063	$—	$159,242	$106,766	$130,026	$161,035	$142,014

Ratio of Earnings to Fixed Charges	4.2x	3.9x	3.6x	4.6x	4.6x	*	*	*		*	1.3x	1.4x	*	1.2x

*	Due to losses for the fiscal years ended June 2, 2007, May 31, 2008, May 30, 2009 and January 28, 2012, the coverage ratio was less than 1:1. BCFWC must generate additional pretax earnings of $ 72.6 million, $73.8 million, $338.6 million and $10.4 million respectively to achieve a ratio of 1:1 for the periods.